Exhibit 23.1

CONSENT OF
BROWN ARMSTRONG RANDALL REYES PAULDEN & McCOWN
ACCOUNTANCY CORPORATION

March 28, 2002

We consent to the incorporation by reference in this Registration Statement of Tri-Valley
Corporation, on Form S-2, originally filed on October 17, 2001, as amended, of our report dated
February 11, 2002, appearing in the Annual Report on Form 10-KSB of Tri-Valley Corporation,
for the year ended December 31, 2001, and to the reference to us under the heading "Experts" in
the Prospectus which is part of this Registration Statement.

BROWN ARMSTRONG RANDALL
REYES PAULDEN & McCOWN
ACCOUNTANCY CORPORATION

Burton Armstrong
By: Burton H. Armstrong

311939.1 /SPA/17080/0101/032902